Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

December 16, 2022

Via EDGAR Transmission

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-257356 / 811-23710

Dear Mr. Oh:

I am writing in response to comments you provided on December 12, 2022, to Post-Effective Amendment No. 15 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on October 28, 2022, to register shares of the series of the Trust identified on Appendix A attached hereto (each, a “Fund,” and collectively, the “Funds”). We will respond to comments provided to the Amendment in the form of a Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the effectiveness of the Amendment. I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

General Comments

1.	Comments made with respect to a particular named Fund, to the extent applicable, apply to all other Funds in the Amendment. Where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the Amendment (e.g., statutory prospectus or the Statement of Additional Information (“SAI”)).

RESPONSE: The Trust acknowledges the staff’s comment.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

2.	Please ensure that all information in the Amendment that is currently incomplete and/or bracketed will be completed in the next filed Post-Effective Amendment pertaining to the Funds.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that all information will be completed in the next Post-Effective Amendment pertaining to the Funds that is filed pursuant to Rule 485(b) under the Securities Act.

Prospectus Comments

Fund Summary

Fees and Expenses of the Fund

3.	Please provide a completed fee table and expense example in your response for each Fund.

RESPONSE: Each Fund is anticipated to have the same expenses and, therefore, the below fee table and expense example apply to all Funds:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). This table and the example below do not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.50%
Total Annual Fund Operating Expenses	1.24%
Fee Waiver and/or Expense Reimbursement(2)	(0.15)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.09%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment adviser, Milliman Financial Risk Management LLC (“Milliman”), has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit the Fund’s total annual Fund operating expenses (excluding taxes, interest, brokerage fees and commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, and extraordinary or non-routine expenses not incurred in the ordinary course of the Fund’s business) to 0.84% of the Fund's average daily net assets (the “Expense Limitation Agreement”) until at least April 29, 2024. During its term, the Expense Limitation Agreement cannot be terminated or amended to increase the applicable limit without approval of the Board of Trustees of the Trust (the “Board”). Milliman may recoup from the Fund any advisory fees waived or expenses reimbursed pursuant to the Expense Limitation Agreement for a period of three years from the date on which such waiver or reimbursement occurred; provided, however, that such recoupment shall not be made if it would cause the Fund’s total annual Fund operating expenses to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the expense limitation in effect at the time of recoupment, if any.

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Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. This example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels and that the Expense Limitation Agreement and Fee Waiver remain in place for their contractual periods. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

	1 Year	3 Years
Class 3	$111	$370

This example does not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed above would be higher.

Principal Investment Strategies

4.	Please confirm that the disclosure related to the investment process for selecting stocks is accurate, as it closely follows the process that was formerly disclosed for selecting options.

RESPONSE: The Trust confirms that the investment process disclosure is accurate.

5.	The disclosure indicates that the Funds may transact in over-the-counter (“OTC”) options. Please confirm whether the Funds will only transact in OTC options based on U.S. platforms. If these may be on foreign platforms, the staff may have additional comments.

RESPONSE: The Trust confirms that any OTC options transactions would be conducted only on U.S. platforms.

6.	The fourth paragraph of the Principal Investment Strategies section refers to “indices or exchange-traded funds….” Please include risk disclosure corresponding to these investments.

RESPONSE: The Trust notes that such reference is only with respect to the reference assets underlying each Fund’s options positions and, therefore, appropriate risk disclosure is included in the Funds’ “Derivatives Risk” section.

7.	Please confirm whether Brexit and/or LIBOR Risk disclosure is applicable.

RESPONSE: The Trust has reviewed the risks in the prospectus and believe additional disclosure on Brexit and/or LIBOR is not necessary.

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8.	The fourth paragraph of the Principal Investment Strategies section refers to a “resulting Cap.” Please include additional disclosure either in the Item 4 or Item 9 section of the prospectus describing how the Cap results from the Hedging Strategy.

RESPONSE: The Trust will revise the relevant portion of the Item 9 disclosure as follows:

In addition, implementation of the Buffer Hedging Strategy could result in a Fund foregoing some of the upside returns on its long equity exposure because of the impact options writing would have on the Fund’s portfolio. Namely, when Milliman writes options contracts, it gives the purchasers of those options contracts (“Options Buyers”) the right to exercise those options contracts in return for a premium payment. The Options Buyers will typically exercise their options contracts if the strike prices of such options are exceeded by the value of their reference assets (in the case of the Funds, such reference assets are generally common stocks included in the Funds’ portfolios). As a result, a Fund’s ability to profit from increases in the value of its equity portfolio is limited because, in rising markets, the Options Buyers likely will exercise those options contracts once the values of the reference assets of such options rise to or above the options’ respective strike prices. ~~because~~ Accordingly, the options contracts ~~used~~ written to effect the Buffer Hedging Strategy will ~~result in a Cap to~~ limit the Fund’s potential upside returns, thus resulting in a “Cap.”

Principal Risks

9.	Please confirm that the principal risks that were deleted from the initial filing (i.e., Investment Objective Risk, FLEX Options Risk, and Options Premiums Risk) are no longer applicable to the Funds.

RESPONSE: The Trust confirms that those risks were intentionally removed and that applicable risk factors are included in the revised Principal Risks section for each Fund.

10.	Please reinsert into Growth-Oriented Stocks Risk the statement that “[t]hese risks may be even greater in the case of smaller capitalization stocks.”

RESPONSE: The Trust will reinsert the statement as requested.

11.	We noticed that Clearing Member Default Risk was removed or combined into the general Derivatives Risk. We think you should retain that risk or include it as a sub-section to Derivatives Risk instead.

RESPONSE: The Trust has reviewed the Derivatives Risk disclosure and believes it is appropriate as drafted and highlights the relevant principal risks to investors.

Performance

12.	Please supplementally provide the staff with the name of the broad-based index the Funds intend to use in the performance section.

RESPONSE: Each Fund intends to use the S&P 500® Index as its broad-based index.

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Additional Information About the Funds and the Risks of Investing

Additional Information About the Funds’ Investments

13.	The second paragraph of this section provides that the Funds may invest in emerging markets, which is not disclosed in the Item 4 section of the prospectus. Please add emerging markets disclosure to the Principal Investment Strategies and Principal Risks sections for each Fund.

RESPONSE: The Trust confirms that any potential investment by the Funds in emerging markets would not be a principal investment strategy; hence the reference to those investments being “to a more limited extent,” as provided in the existing disclosure. Accordingly, the Trust does not believe any revisions to the Item 4 section are necessary.

14.	The fifth paragraph of this section provides that the adviser may seek to achieve the Fund’s Hedging Strategy by using swaps. Please add corresponding disclosure regarding swaps to the summary principal investment strategy and principal risks sections.

RESPONSE: The Trust confirms that any potential investment by the Funds in swaps would not be a principal investment strategy, which is why this disclosure is only in the “Additional Information about the Funds’ Investments” section and is included after the full discussion of the Hedging Strategy and the use of options. Accordingly, the Trust does not believe any revisions to the Item 4 section are necessary.

Additional Information About the Risks of Investing in the Funds

15.	Several risks are missing from the prior filing. Please confirm all such risks are not applicable to this filing as revised.

RESPONSE: The Trust confirms that those risks were intentionally removed and that applicable risk factors are included in the revised Additional Information About the Risks of Investing in the Funds section.

16.	Derivatives Risk refers to both options contracts and swaps. Please revise this risk to also discuss the risks of investing in swaps.

RESPONSE: The Trust confirms that the Derivatives Risk disclosure includes risks applicable to swaps, which are over-the-counter derivatives.

17.	The staff believes that the Operational Risk disclosure is not unique to the Fund and does not relate to its principal investment strategy and therefore should be deleted from the prospectus.

RESPONSE: The Trust confirms that the Operational Risk disclosure will be removed from the prospectus.

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Management and Organization

Investment Adviser

18.	The amount of the investment adviser’s assets under management is as of June 30, 2022. Please update the information with a more recent date from the date of the prospectus.

RESPONSE: The Trust confirms that it will update the data as of a more recent date.

19.	Pursuant to Item 10(a)(1)(iii) of Form N-1A, with respect to the discussion regarding the basis of the Board approving the Advisory Agreement, please identify the period end date to be covered by the applicable report.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that the applicable report will be identified in the first prospectus filed after a Fund commences investment operations.

Investment Sub-Adviser

20.	Confirm that the disclosure related to the investment selection process for stocks is accurate, as previously commented in Comment 4.

RESPONSE: The Trust confirms that the investment process disclosure is accurate.

21.	The disclosure provides that “the Sub-Adviser may remove stocks from, and/or add stocks to, the list, which may result in Milliman selling stocks that have been removed or purchasing stocks that have been added to the list, as well as resetting some of the derivatives positions.” Please incorporate this disclosure into the Principal Investment Strategies section for each Fund and clarify whether this process results in closing out some options and swaps or entering into new ones.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that the Principal Investment Strategies section for each Fund already discusses this process, as noted below:

Capital International, Inc., the Fund’s investment sub-adviser (the “Sub-Adviser”), will provide to Milliman Financial Risk Management LLC, the Fund’s investment adviser (“Milliman”), a list of those common stocks of companies that the Sub-Adviser believes can produce income and/or provide long-term growth of capital (the “Investable Universe”). The Fund will invest in some or all of the common stocks contained in the Investable Universe.

***

Milliman typically resets the options contracts on a quarterly basis and may also do so in connection with changes to the Fund’s equity holdings.

With respect to the process for closing out and transacting in new derivatives, the Trust notes that the prospectus provides that the “reset” of an options contract refers to the closing out of existing options contracts and transacting in new ones.

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22.	Pursuant to Item 10(a)(1)(iii) of Form N-1A, with respect to the discussion regarding the basis of the Board approving the Sub-Advisory Agreement, please identify the period end date to be covered by the applicable report.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that the applicable report will be identified in the first prospectus filed after a Fund commences investment operations.

Back Cover Page

23.	Please ensure the 1940 Act file number appears in a font size smaller than that used in the prospectus.

RESPONSE: The Trust confirms that the 1940 Act file number will be included in a smaller font size than that used in the prospectus.

SAI Comments

24.	In the table included under Trustees and Executive Officers of the Trust, the disclosure for Number of Funds in Fund Complex Overseen by Trustees is different between the Amendment and the other Post-Effective Amendments recently filed for the Trust. Please reconcile these differences so that all filings reference the same number of Funds.

RESPONSE: The Trust notes that these differences are intentional and not inconsistent. The Number of Funds in Fund Complex Overseen by Trustees in each filing includes only the existing series of the Trust plus the additional series included in the relevant filing. As filings go effective, the number of funds is revised accordingly.

25.	The information included in the “Principal Occupation During Past Five Years” column for Eric Berg appears to be missing a word before the reference to “2022.” Please review the disclosure and revise as appropriate.

RESPONSE: The Trust confirms that the word “in” will be included prior to “2022.”

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Part C Comments

26.	Please confirm that any documents incorporated by reference into the Amendment have been hyperlinked, as applicable.

RESPONSE: The Trust confirms that documents incorporated by reference into the Amendment will be hyperlinked to the extent required.

Additional Comments

27.	Please provide a response letter in the form of EDGAR correspondence at least several days before effectiveness of the Amendments. We remind you that the Trust and management are responsible for the accuracy of disclosure in the Amendments notwithstanding review or actions by the staff.

RESPONSE: The Trust acknowledges the staff’s comment.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503 or Shawn Hendricks at (215) 564-8778.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Ehsan Sheikh
Alan Goldberg
Shawn Hendricks

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Appendix A

1.	Milliman - Capital Group Hedged U.S. Growth Fund
2.	Milliman - Capital Group Hedged U.S. Income and Growth Fund

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